MIDSOUTH BANCORP, INC. AND SUBSIDIARIES	EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE (Unaudited)

	First Quarter	First Quarter
	March 31,	March 31,
	2005	2004
BASIC

Earnings:
Income applicable to common stock	$1,923,423	$1,660,948

Shares:
Weighted average number of common shares outstanding	4,440,994	3,980,421

Earnings per common share:
Income applicable to common stock	$0.43	$0.42

DILUTED

Earnings:
Net income	$1,923,423	$1,660,948

Weighted average number of common shares outstanding	4,440,994	3,980,421

Assuming exercise of options, reduced by the number of shares which could have been purchased with the proceeds from exercise of such options at the average issue price	179,940	187,270

Weighted average number of common shares outstanding, as adjusted	4,620,934	4,167,691

Fully diluted earnings per common share	$0.42	$0.40